EXHIBIT 99.20



                                  FORM 51-102F3

                           MATERIAL CHANGE REPORT


Item 1    Name and Address of Company

          Banro Corporation
          1 First Canadian Place
          Suite 7070, 100 King Street
          West Toronto, Ontario
          M5X 1E3


Item 2    Date of Material Change

          December 8, 2004


Item 3    News Release

          The news  release  was  issued  on  December  8, 2004  through  Canada
          NewsWire.


Item 4    Summary of Material Change

          See item 5 below.


Item 5    Full Description of Material Change

          Banro Corporation (the "Company") announced on December 8, 2004 that it intends to carry out a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company (the "Stock Split"). The Company's management believes that the Stock Split will benefit both the Company and its shareholders by increasing the market liquidity of the Company's shares.

          The Stock Split was authorized by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2004. The Company currently has 13,282,844 common shares outstanding and would therefore have 26,565,688 common shares outstanding after the Stock Split.

          The record date for the purposes of the Stock Split has been fixed as the close of business on December 16, 2004. Accordingly, shareholders of record as of the close of business on December 16, 2004 will be provided with additional share certificates by the Company to reflect the split of their common shares. The Company's common shares commenced trading on the TSX Venture Exchange on a split basis at the opening of business on December 14, 2004.



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Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

          Not applicable.


Item 7    Omitted Information

          Not applicable.

Item 8    Executive Officer

          The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

          Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

Item 9    Date of Report

          December 16, 2004